                  FILED BY COR THERAPEUTICS, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                                SECURITIES EXCHANGE ACT OF 1934.

                                         SUBJECT COMPANY: COR THERAPEUTICS, INC.

                                                  COMMISSION FILE NO.: 000-19290

COR Therapeutics, Inc. is dedicated to the discovery, development and marketing of novel therapeutic products to establish new standards of care for the treatment and prevention of acute and chronic diseases.

                                COMPANY OVERVIEW

o Founded in 1988 with R&D programs for acute and chronic cardiovascular indications

o Discovered, developed and marketing the #1 GP IIb-IIIa inhibitor, INTEGRILIN(R)

o   R&D enphasizes scientific excellence and therapeutic focus

o   Recognized world leader in thrombosis and platelet biology

o Full range of capabilities to discover, develop, commercialize and sell drugs

                                  COR CULTURE

o   Clinically focused

o   Science driven

o   Depth of expertise/experience with high technical standards

o   Strong cross-functional integration

o   Lean and resilient

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                                   EMPLOYEES

Commercial                                           Total = 329
  = 119


G & A = 49                                            R & D = 161

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MAJOR ACCOMPLISHMENTS

o   Success from basic research to field sales

o   Achieved the broadest label in the class

o Established INTEGRILIN as the most used GP IIb-IIIa inhibitor in the face of competition from Merck and Lilly/Centocor/J&J

o   Became profitable in 2000

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                             Monthly GP IIb-IIIa Inhibitor
                                 Patient Market Share




               Sep-  Nov-  Jan-  Mar-  May-          Sep-  Nov-  Jan-  Mar-  May-           Sep-
                99    99    00    00    00   Jul-00   00    00    01    01    01    Jul-01   01
--------------------------------------------------------------------------------------------------
   INTEGRILIN  0.242 0.26  0.273 0.347 0.387  0.409  0.412 0.439 0.442 0.482 0.497  0.509   0.518
--------------------------------------------------------------------------------------------------
   Aggrastat   0.279 0.302 0.302 0.288 0.294  0.285  0.283 0.272 0.233 0.207 0.206  0.203   0.211
--------------------------------------------------------------------------------------------------
   ReoPro      0.48  0.438 0.426 0.364 0.318  0.306  0.305 0.288 0.325 0.31  0.298  0.288   0.271
--------------------------------------------------------------------------------------------------


                   -----------------------------------------
                    INTEGRILIN       Aggrastat       ReoPro
                   -----------------------------------------

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Millennium plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Millennium and COR plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Millennium, COR, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/ Prospectus and other documents filed with the SEC by Millennium and COR through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Millennium by contacting Gina Brazier or from COR by contacting Shari Annes.

Millennium and COR, and their respective directors and executive officers, may be soliciting proxies from Millennium's or COR's stockholders in connection with the transaction. A list of the names of Millennium's directors and executive officers and descriptions of their interests in Millennium is contained in Millennium's proxy statement dated March 26, 2001, and its Annual Report on Form 10-K for the year ended December 31, 2000, and its Current Report on Form 8-K dated December 6, 2001, which documents are filed with the SEC. A list of the names of COR's directors and executive officers and descriptions of their interests in COR is contained in COR's proxy statement dated April 26, 2001, its Annual Report on Form 10-K for the year ended December 31, 2000 and its Current Report on Form 8-K dated December 7, 2001, which documents are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.